CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated January 10, 2022 with respect to the financial statements and financial highlights of LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused Fund, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF, and LeaderShares® Dynamic Yield ETF (five of the funds in the Two Roads Shared Trust) for the year ended October 31, 2021, included in the Fund’s October 31, 2021 annual report, which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption “Financial Highlights.”

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 2 7 , 2023